Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” in the Registration Statement on Form S-4 and related Prospectus of Alliance One International, Inc. for the registration of $150,000,000 8 1 /2% Senior Notes due 2012 and to the incorporation by reference therein of our report dated June 10, 2005, with respect to the consolidated financial statements and schedule of Alliance One International, Inc. and subsidiaries at March 31, 2005 and for the year then ended, included in its Annual Report on Form 10-K for the year ended March 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Raleigh, North Carolina

August 14, 2007